Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

TSX: ELD NYSE: EGO ASX: EAU

Tel: 604.687.4018 • Fax: 604.687.4026
Toll free: 1.888.353.8166
E-mail: info@eldoradogold.com

eldoradogold

Consent of Sean Gregersen
Manager, Business Development
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation,

I hereby consent to the incorporation by reference in this annual report on Form F-40 of March 30, 2011 for the year ended December 31, 2010, of the description of certain mineral reserves of the Tocantinzinho Project and other information pertaining to the Tocantinzho Project and to the use of my name in this annual report as a named expert.

Dated as of this 30th day of March 2011

Sean Gregersen, MSc., P.Eng.